Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Three Months Ended March 31, 2016
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$115,116
Interest expense
Senior notes payable and other debt	103,273
Distributions from unconsolidated entities	1,989
Earnings	$220,378
Interest
Senior notes payable and other debt expense	$103,273
Interest capitalized	498
Fixed charges	$103,771

Ratio of Earnings to Fixed Charges	2.12